================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2006

                        Commission File Number: 001-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

================================================================================

On March 21, 2006, Husky Energy Inc. mailed its Management Information Circular for its Annual and Special Meeting of Shareholders. The Notice of Annual and Special Meeting of Shareholders, the Management Information Circular and the Form of Proxy are attached hereto as Exhibit A.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary


Date:  March 21, 2006

------------------------------------------------------------------------------





                                HUSKY ENERGY INC.





              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                                  TO BE HELD ON

                                 APRIL 19, 2006



                         MANAGEMENT INFORMATION CIRCULAR

                                 MARCH 14, 2006




------------------------------------------------------------------------------

                               HUSKY ENERGY INC.
                             707 - 8TH AVENUE S.W.
                               CALGARY, ALBERTA
                                    T2P 1H5


              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS


NOTICE IS HEREBY GIVEN THAT the annual and special meeting (the "Meeting") of holders of common shares ("Common Shares") of Husky Energy Inc. (the
"Corporation") will be held in the Palomino Ballroom, Round Up Centre, Stampede Park, Thirteenth Avenue and Third Street S.E., Calgary, Alberta on the 19th day of April, 2006 at 10:30 a.m. (Calgary time), for the following purposes:

1. To receive the annual report of the Board of Directors to the shareholders and the consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2005;

2.    To elect the Board of Directors for the ensuing year;

3. To appoint KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation;

4. To consider and, if thought fit, approve amendments to the Corporation's By-law No. 1 to reduce the Canadian residency requirement of the Board of Directors and Committees of the Board of Directors to 25%; and

5. To transact such other business as may be properly brought before the Meeting or any adjournment or adjournments thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the Management Information Circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.

Only shareholders of record at the close of business on March 13, 2006 are entitled to notice of and to attend the annual and special meeting or any adjournment or adjournments thereof and to vote thereat.

DATED at the City of Calgary, in the Province of Alberta this 14th day of March, 2006.

                       BY ORDER OF THE BOARD OF DIRECTORS

                               "JAMES D. GIRGULIS"
                                James D. Girgulis
                   Vice President, Legal & Corporate Secretary

                                    IMPORTANT

It is desirable that as many Common Shares as possible be represented at the Meeting. If you do not expect to attend and would like your Common Shares represented, please complete the enclosed form of proxy and return it as soon as possible in the envelope provided for that purpose. In accordance with the by-laws of the Corporation, all proxies, to be valid, must be deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department), no later than 10:30 a.m. (Calgary time) on April 17, 2006 or on the second last business day preceding any adjournment of the Meeting.

                                HUSKY ENERGY INC.

                   ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON APRIL 19, 2006


                         MANAGEMENT INFORMATION CIRCULAR

         This Management Information Circular is furnished in connection with the solicitation of proxies by the management of Husky Energy Inc. ("Husky" or the "Corporation") for use at the annual and special meeting of the holders of common shares (the "Common Shares") of the Corporation to be held on the 19th day of April, 2006 at 10:30 a.m. (Calgary time), or at any adjournment thereof (the "Meeting"), for the purposes set forth in the Notice of Meeting. The information contained herein is given as of the 13th day of March, 2006, except where otherwise indicated. There is enclosed herewith a form of proxy for use at the Meeting, together with a copy of the Corporation's Annual Report containing the financial statements of the Corporation to be presented at the Meeting. Each shareholder who is entitled to attend at meetings of shareholders is encouraged to participate in the Meeting and shareholders are urged to vote in person or by proxy on matters to be considered.

                      APPOINTMENT AND REVOCATION OF PROXIES

         Those shareholders desiring to be represented by proxy must deposit their respective forms of proxy with Computershare Trust Company of Canada ("Computershare") at 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 (Attention: Proxy Department) by no later than 10:30 a.m. (Calgary time) on April 17, 2006 or on the second last business day preceding any adjournment of the Meeting. A proxy must be executed by the shareholder or by his or her attorney authorized in writing, or if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized. A proxy is valid only at the Meeting in respect of which it is given or any adjournment of the Meeting.

         EACH SHAREHOLDER SUBMITTING A PROXY HAS THE RIGHT TO APPOINT A PERSON TO REPRESENT HIM, HER OR IT AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE FORM OF PROXY FURNISHED BY THE CORPORATION. The shareholder may exercise this right by striking out the names of the persons so designated and inserting the name of the desired representative in the blank space provided, or by completing another form of proxy and in either case depositing the proxy with Computershare at the place and within the time specified above for the deposit of proxies.

         A PROXY MAY BE REVOKED BY THE PERSON GIVING IT AT ANY TIME PRIOR TO THE EXERCISE THEREOF. IF A PERSON WHO HAS GIVEN A PROXY ATTENDS PERSONALLY AT THE MEETING AT WHICH SUCH PROXY IS TO BE VOTED, SUCH PERSON MAY REVOKE THE PROXY AND VOTE IN PERSON. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or his or her attorney authorized in writing, or if the shareholder is a corporation, under its seal or by an officer or attorney thereof duly authorized, and deposited with Computershare at the place and within the time specified above for the deposit of proxies. The close of business on March 13, 2006 is the record date for the determination of shareholders who are entitled to notice of, and to attend and vote at, the Meeting (the "Record Date").

         Shareholders who do not hold their Common Shares in their own name (referred to herein as "beneficial shareholders") are advised that only proxies from shareholders of record can be recognized and voted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such Common Shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities, which acts as nominee for many Canadian brokerage firms). Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions, brokers/nominees are prohibited from voting Common Shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held, and directors and officers of the Corporation do not necessarily know for whose benefit the Common Shares registered in the name of any broker or agent are held. Beneficial shareholders who complete and return a form of proxy must indicate thereon the person (usually a brokerage house) who holds their Common Shares as a registered shareholder. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from beneficial shareholders in advance of shareholders' meetings. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The form of proxy supplied to beneficial shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the beneficial shareholders and asks beneficial shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE COMMON SHARES DIRECTLY AT THE MEETING. THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE COMMON SHARES VOTED.

         All  references  to  shareholders  in  this  Management   Information
Circular and the accompanying form of proxy and Notice of Meeting are to shareholders of record, unless specifically stated otherwise.

                             EXERCISE OF DISCRETION

         The Common Shares represented by the enclosed form of proxy will be voted or withheld from voting in accordance with the instructions of the shareholder where voting is by way of a show of hands or by ballot. THE PERSONS APPOINTED UNDER THE ENCLOSED FORM OF PROXY ARE CONFERRED WITH DISCRETIONARY AUTHORITY WITH RESPECT TO AMENDMENTS OR VARIATIONS OF THOSE MATTERS SPECIFIED IN THE PROXY AND NOTICE OF MEETING AND WITH RESPECT TO ANY OTHER MATTERS WHICH MAY PROPERLY BE BROUGHT BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF. IF ANY SUCH MATTERS SHOULD COME BEFORE THE MEETING, IT IS THE INTENTION OF THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY TO VOTE SUCH PROXY IN ACCORDANCE WITH THEIR BEST JUDGMENT UNLESS THE SHAREHOLDER HAS SPECIFIED TO THE CONTRARY OR THAT COMMON SHARES ARE TO BE WITHHELD FROM VOTING. AT THE TIME OF PRINTING THIS MANAGEMENT INFORMATION CIRCULAR, THE MANAGEMENT OF THE CORPORATION IS NOT AWARE OF ANY SUCH AMENDMENT, VARIATION, OR OTHER MATTER.

         UNLESS OTHERWISE SPECIFIED, PROXIES IN THE ACCOMPANYING FORM WILL BE VOTED IN FAVOUR OF THE ELECTION OF THE NOMINEES HEREINAFTER SET FORTH AS DIRECTORS OF THE CORPORATION (PROVIDED THAT IN THE EVENT THAT A VACANCY AMONG SUCH NOMINEES OCCURS BECAUSE OF DEATH OR FOR ANY OTHER REASON PRIOR TO THE MEETING, PROXIES SHALL NOT BE VOTED WITH RESPECT TO SUCH VACANCY), IN FAVOUR OF THE APPOINTMENT OF KPMG LLP, CHARTERED ACCOUNTANTS AS AUDITORS OF THE CORPORATION AND IN FAVOUR OF THE AMENDMENTS TO BYLAW NO. 1.

                         PERSONS MAKING THE SOLICITATION

         This solicitation is made on behalf of the management of the Corporation. The cost incurred in the preparation and mailing of both the proxy and this Management Information Circular will be borne by the Corporation. In addition to the use of mail, proxies may be solicited by personal interviews, personal delivery, telephone or any form of electronic communication or by directors, officers and employees of the Corporation who will not be directly compensated therefor.

         In accordance with National Instrument 54-101 COMMUNICATIONS WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the Common

Shares held of record by such persons and the Corporation may reimburse such persons for reasonable fees and disbursements incurred by them in doing so. The costs thereof will be borne by the Corporation.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

         As at February 28, 2006, the Corporation had 424,149,580 Common Shares outstanding. Each Common Share confers upon the holder thereof the right to one vote. Only those shareholders of record on the Record Date are entitled to notice of, and to attend and vote at the Meeting. Any transferee or person acquiring Common Shares after the Record Date may, on proof of ownership of Common Shares, demand of Computershare not later than 10 days before the Meeting that his, her or its name be included in the list of persons entitled to attend and vote at the Meeting.

                  To the knowledge of the directors and senior officers of the Corporation, as at February 28, 2006 no person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the voting rights attached to all of the outstanding Common Shares of the Corporation other than as set forth below:

                                                                       NUMBER OF         PERCENTAGE OF
                  NAME                     TYPE OF OWNERSHIP         COMMON SHARES       COMMON SHARES
                  ----                     -----------------         -------------       -------------
L.F. Investments (Barbados) Limited     Beneficial and of Record     152,801,701(1)          36.03%
U.F. Investments (Barbados) Ltd.        Beneficial and of Record     146,809,478(2)          34.61%

NOTES:
(1) L.F. Investments (Barbados) Limited is 100% indirectly owned by Mr. Li Ka-shing and trusts of which members of Mr. Li's family are discretionary beneficiaries, and is indirectly controlled by Mr. Li through the ownership of voting preferred shares.

(2) U.F. Investments (Barbados) Ltd. is 100% indirectly owned by Hutchison Whampoa Limited of which Mr. Li Ka-shing is the Chairman. Trusts of which members of Mr. Li's family are discretionary beneficiaries hold an indirect 37.04 % interest in Cheung Kong (Holdings) Limited, which holds an indirect 49.9% interest in Hutchison Whampoa Limited.


                             EXECUTIVE COMPENSATION

         The Corporation's compensation program (the "Compensation Program") is governed by the Compensation Committee of the Board of Directors of the Corporation. Among its responsibilities, the Compensation Committee makes recommendations to the Board with respect to compensation of the executive officers of the Corporation and also reviews and monitors the design and competitiveness of major new compensation programs for the Corporation and its operating subsidiaries. During 2005, no new compensation or benefit programs were introduced.

         During 2005, the members of the Compensation Committee were C.K.N. Fok, Co-Chair of the Board, H. Kluge, E.L. Kwok and F.J. Sixt. Mr. Fok served as Chair of the Compensation Committee.

REPORT ON EXECUTIVE COMPENSATION

         The Compensation Program is comprised of base salary, short term incentives (annual bonuses) and long term incentives (stock options) and is intended to attract, motivate, reward and retain the management talent needed to achieve the Corporation's business objectives. Based on a pay-for-performance philosophy, it rewards executive officers on the basis of individual performance and achievement of corporate objectives.

         The Corporation participates in annual executive compensation surveys (the "Surveys"), conducted by independent consultants. The Surveys look at salaries and other incentive programs in effect at comparative oil and gas companies in Canada and are employed as a reference by the Compensation Committee to assess the competitiveness of the Corporation's executive compensation programs. In the case of executive officers, compensation has been targeted at the 50th percentile of the remuneration paid to executives who operate in similar business environments and whose positions are of similar size, scope and complexity.

         BASE SALARY

         The base salary of the President & Chief Executive Officer, and of each of the other executive officers, is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. Remuneration is determined following a review of a comparative group of similar sized Canadian oil and gas companies. The Compensation Committee considers that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation's desired competitive positioning in the oil and gas industry. The Corporation uses a variety of salary surveys to assess the competitiveness of its salary ranges for employees at large. In addition, the Corporation employed Towers Perrin and Hall Hamilton Soles / Ray & Berndtson to provide specific recommendations on executive comparisons to ensure the competitiveness of the Corporation's compensation practices. The Compensation Committee reviewed these recommendations in making its decisions on base salary for executives.

         SHORT-TERM INCENTIVE PROGRAM

         The purpose of the corporate bonus plan is to relate a component of compensation directly to the achievement of annual results from a corporate, business unit and individual standpoint. Awards are based on overall performance and each executive is assessed on the same consistent basis with bonuses being determined only after the Corporation's financial results for the preceding financial year are known.

         LONG-TERM INCENTIVE COMPENSATION (INCENTIVE STOCK OPTION PLAN)

         The Corporation has an Incentive Stock Option Plan (the "Plan") which is designed, through the issuance of stock options in the appropriate circumstances, to reward key employees and executives in relation to share price performance. The Plan is an integral component of the Corporation's total compensation program in terms of attracting and retaining key employees and enhances shareholder value by aligning the interests of executives with the growth and profitability of the Corporation. The longer term focus of this compensation element complements and balances the short term incentive plan.

         Pursuant to the Plan, the Board of Directors may, on the recommendation of the Compensation Committee, grant from time to time to officers and employees of the Corporation (each an "Eligible Person") options to purchase Common Shares of the Corporation. The exercise price at which Common Shares may be purchased pursuant to an option is established at the time such option is granted and will be the weighted average trading price per Common Share on the Toronto Stock Exchange (the "TSX") for the five days preceding the grant date. The term of each option may be fixed by the Board of Directors when the option is granted to a maximum of five years. Options will vest as to one-third on each anniversary date of the date of grant of the options, subject to the right of the Board of Directors to determine at the time of grant that particular options will be exercisable in whole or in part on earlier dates. The maximum number of Common Shares that may be reserved for issuance pursuant to options granted under the Plan is presently fixed at 30,000,000 which represents approximately 7% of the Corporation's outstanding Common Shares as of December 31, 2005. The maximum number of Common Shares that may be optioned to any one Eligible Person under the Plan together with all other previously established or proposed options, shall not exceed 1% of the total number of Common Shares issued and outstanding on a non-diluted basis. The maximum number of Common Shares which may be reserved for issue pursuant to options granted to insiders under the Plan together with all other previously established or proposed share compensation arrangements, in aggregate shall not exceed 10% of the total number of issued and outstanding Common Shares on a non-diluted basis. The number of Common Shares which may be issuable under the Plan, together with all of the Corporation's other previously established or proposed share compensation arrangements within a one-year period: (i) to insiders in aggregate, shall not exceed 10% of the issued and outstanding Common Shares; and (ii) to any one Eligible Person who is an insider, shall not exceed 1% of the issued and outstanding Common Shares. The options are not assignable and terminate immediately upon the Eligible Person being dismissed from his or her employment for cause or resigning at the request of the Corporation, or terminate after 90 days upon the Eligible Person resigning his or her office or employment (other than at the request of the Corporation) or is dismissed without cause. Any material amendments to the Plan require shareholder approval in accordance with the rules of the TSX.

         On June 1, 2004 the Board of Directors approved amendments to the Plan which allow Eligible Persons to surrender their options to the
Corporation in consideration of the receipt by the Eligible Person of an amount in cash equal to the excess of the aggregate fair market value of the Common Shares able to be purchased pursuant to the vested and exercisable portion of such options on the date of surrender over the aggregate exercise price for those Common Shares pursuant to those options. The fair market value on any date of the Common Shares is determined to be the weighted average trading price of the Common shares on the stock exchange on which the Common Shares are listed and posted on the date on which board lots of the Common Shares have traded preceding the date of surrender of the options. As required by the rules of the TSX, upon the surrender of options the number of Common Shares reserved for issuance under the Plan is to be reduced by the number of options so surrendered. Shareholder approval of the amendments to the Plan was not required in accordance with the rules of the TSX governing share compensation arrangements.

         On February 16, 2006 the Board of Directors amended the Plan to remove non-executive directors from the definition of "Eligible Person" in the Plan. As a result, the Plan no longer provides that non-executive directors may receive stock options pursuant to the Plan. Since the inception of the Plan, no stock options have been granted to any non-executive directors.

         Executive officers do not receive options on an annual basis. With the exception of three executive officers who were hired in 2005 and granted an aggregate of 225,000 stock options, options for the executive officers were last granted in 2004 and prior to that in 2000. As of December 31, 2005, the total number of options outstanding under the Plan for all employees was 7,284,818 which represented approximately 1.7% of all outstanding Common Shares.

         BENEFIT PLANS

         Along with all other employees the executive officers participate in the benefit plans provided by the Corporation. There are no special supplemental pension or benefits plans in place for any of the executive officers. The Corporation has a 5% Savings Plan for all employees, including the executive officers. Additionally, the executive officers receive a monthly vehicle allowance.

         COMPENSATION OF THE PRESIDENT & CHIEF EXECUTIVE OFFICER

         The compensation of John C.S. Lau, the President & Chief Executive Officer, is determined by the Compensation Committee and is based on the achievement of specific corporate and personal performance related objectives, such as:

         o Increase gross oil and gas production year over year as the main revenue driver for Husky;

         o    Increase earnings and cash flow from operations;

         o Develop and implement Husky's strategic plan designed to enhance the Corporation's long range growth; to provide sustained profitability, diversification and improve shareholder value which takes into account the opportunities and risks of the business;

         o Increase shareholder value year over year as reflected in the share price for Husky; and

         In addition to the above objectives, there are other specific objectives set out annually on a segmented business unit basis, such as the successful implementation of the White Rose project, receiving AEUB approval for the commercial application of the Sunrise Oil Sands project and the replacement of Western Canada production.

         Mr. Lau's compensation package contains significant pay at risk with base salary comprising less than 50% of his total compensation. According to the Surveys, Mr. Lau's base salary in 2005 was at the 50th percentile of his peer group. On a total compensation basis his compensation dropped to around the 25th percentile largely impacted by differences in long term incentive programs and pension arrangements between the Corporation and its comparator group.

         The foregoing report is respectfully submitted to the shareholders of the Corporation by the Compensation Committee.

MEMBERS:

Canning K.N. Fok, Chair
Holger Kluge
Eva L. Kwok
Frank J. Sixt

SENIOR EXECUTIVE COMPENSATION

         The following table details compensation information for the three financial years of the Corporation ended December 31, 2005 for the Corporation's President & Chief Executive Officer, John C.S. Lau, the Corporation's former Vice President & Chief Financial Officer, Neil D. McGee and the Corporation's three most highly compensated executive officers as at December 31, 2005, namely Donald R. Ingram, Senior Vice President, Midstream and Refined Products, Robert S. Coward, Vice President, Western Canadian Conventional Production and David R. Taylor, Vice President, Exploration (collectively, the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

                         ------------------------------------------------ ----------------------------------------------
                                          ANNUAL COMPENSATION                      LONG-TERM COMPENSATION
------------------------------------------------------------------------------------------------------------
                                                                                    AWARDS           PAYOUTS
------------------------------------------------------------------------------------------------------------
                                                                                          SHARES
                                                                          SECURITIES    SUBJECT TO            ALL OTHER
                                                                             UNDER        RESALE       LTIP   COMPEN-
                                 SALARY     BONUS(2)     OTHER ANNUAL     OPTIONS(4)   RESTRICTIONS  PAYOUTS  SATION (5)
   NAME AND POSITION      YEAR      $          $      COMPENSATION(3) $        #             %          $         $
------------------------------------------------------------------------------------------------------------------------
John C.S. Lau            2005   1,075,000      -           117,055          420,000          -          -     148,000
President & Chief        2004    977,500   1,520,000        41,921          640,000          -          -     134,600
Executive Officer        2003    895,000   1,312,500        35,388             -             -          -     123,800

------------------------------------------------------------------------------------------------------------------------

Neil D. McGee (1)        2005    399,500       -            64,904             -             -          -    1,049,653
Vice President & Chief   2004    385,500    107,018         20,950          200,000          -          -      45,760
Financial Officer        2003    368,000    100,000         22,074             -             -          -      43,910
------------------------------------------------------------------------------------------------------------------------

Donald R. Ingram         2005    376,500       -            25,152          100,000          -          -      52,160
Senior Vice President,   2004    353,750    167,200         24,865          120,000          -          -      48,900
Midstream & Refined      2003    331,250    180,000         40,789             -             -          -      46,000
Products
------------------------------------------------------------------------------------------------------------------------

Robert S. Coward         2005    318,751       -            24,027          57,500           -          -      44,000
Vice President, Western  2004    293,000    156,000         23,725          75,000           -          -      40,320
Canadian Conventional    2003    269,000    140,000         36,549             -             -          -      37,360
Production
------------------------------------------------------------------------------------------------------------------------

David R. Taylor          2005    293,750       -            23,949          75,000           -          -      34,624
Vice President,          2004    270,500    145,500         23,899          75,000           -          -      32,010
Exploration              2003    254,000    140,000         21,839             -             -          -      27,670
------------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Mr. McGee resigned as Vice President & Chief Financial Officer effective October 31, 2005. His 2005 salary represents an annualized salary.
(2) Bonuses are based on performance in the year prior to the year in which they are paid. The bonuses disclosed in the table for each year were earned in respect of performance for that year although paid in the following year. Bonuses for the Named Executive Officers for performance in 2005 are announced and awarded effective April 1, 2006.
(3) Includes parking, vehicle allowance and any unused vacation payouts, if applicable.
(4) The 2004 option grants include previously granted options which were repriced effective September 3, 2003 (except for Messrs. Coward and
     Taylor who had previously exercised all of their options which were repriced effective September 3, 2003) and November 29, 2004. The figures for 2005 represent remaining options held which were repriced effective November 23, 2005. See "Executive Compensation - Adjustments to the Exercise Price of Options".

(5) Represents company contributions to the savings plan and defined contribution pension plan on behalf of the Named Executive Officers. In the case of Mr. McGee a separation allowance of $1,000,000 is also included.

OPTION GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

         No options were granted to the Named Executive Officers during the financial year ended December 31, 2005.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR END AND FINANCIAL YEAR END OPTION VALUES

         The following table sets forth information in respect of aggregated option exercises by the Named Executive Officers during the year ended December 31, 2005 together with the number and value of unexercised options held as at December 31, 2005.

----------------------------------------------------------------------------------------------------------------------
                           AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED
                               FINANCIAL YEAR END AND FINANCIAL YEAR END OPTION VALUES
----------------------------------------------------------------------------------------------------------------------
                                                                                               VALUE OF UNEXERCISED
                                                                       UNEXERCISED OPTIONS   IN-THE-MONEY OPTIONS AT
                                SECURITIES                              AT FINANCIAL YEAR       FINANCIAL YEAR END
                                ACQUIRED ON         AGGREGATE VALUE      END EXERCISABLE/          EXERCISABLE/
                                EXERCISE(1)            REALIZED           UNEXERCISABLE          UNEXERCISABLE(2)
     NAME                           (#)                  ($)                   (#)                     ($)
----------------------------------------------------------------------------------------------------------------------
John C.S. Lau                        -                7,966,200          140,000/280,000       4,923,800/9,847,600
President & Chief
Executive Officer
----------------------------------------------------------------------------------------------------------------------
Neil D. McGee                     50,000              2,415,372                 -                       -
Vice President & Chief
Financial Officer
----------------------------------------------------------------------------------------------------------------------
Donald R. Ingram                     -                 550,400            33,333/66,667        1,172,322/2,344,678
Senior Vice President,
Midstream & Refined
Products
----------------------------------------------------------------------------------------------------------------------
Robert S. Coward                  17,500               521,400
Vice President, Western                                                    7,500/50,000         263,775/1,758,500
Canadian Conventional
Production
----------------------------------------------------------------------------------------------------------------------
David R. Taylor
Vice President,                      -                    -               25,000/50,000         879,250/1,758,500
Exploration
----------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Other than as indicated for Messrs. McGee and Coward, pursuant to the terms of the Corporation's Incentive Stock Option Plan the Named Executive Officers surrendered options for a cash payment from the Corporation equal to the aggregate fair market value of the Common Shares on the date of surrender over the aggregate exercise price of those options surrendered and hence no Common Shares were acquired. See "Executive Compensation - Report on Executive Compensation - Long-term Incentive Compensation (Incentive Stock Option Plan)".
(2) Based on the closing price of the Common Shares on December 31, 2005 of $59.00.

ADJUSTMENTS TO THE EXERCISE PRICE OF OPTIONS

         Effective September 3, 2003, the Corporation reduced the exercise price of all of its outstanding options held by its officers and employees by $0.82 per Common Share. This reduction followed the Corporation's declaration of a special dividend of $1.00 per Common Share paid on October 1, 2003 to shareholders of record on August 29, 2003. The reduction in the exercise price of all outstanding options was done in accordance with the provisions of the Corporation's Incentive Stock Option Plan. The reduction of $0.82 per Common Share was the difference between the closing price on the last trading day before the Common Shares began trading ex-dividend (being August 26, 2003) and the opening price on the first day that the Common Shares traded ex-dividend (being August 27, 2003).

         Effective November 29, 2004, the Corporation reduced the exercise price of all of its outstanding options held by its officers and employees by $0.48 per Common Share. This reduction followed the Corporation's declaration of a special dividend of $0.54 per Common Share paid on January 1, 2005 to shareholders of record on November 26, 2004. The reduction in the exercise price of all outstanding options was done in accordance with the provisions of the Corporation's Incentive Stock Option Plan. The reduction of $0.48 per Common Share was the difference between the weighted average trading price on the last trading day before the Common Shares began trading ex-dividend (being November 23, 2004) and the weighted average trading price on the first day that the Common Shares traded ex-dividend (being November 24, 2004).

         Effective November 23, 2005, the Corporation reduced the exercise price of all of its outstanding options held by its officers and employees by $0.55 per Common Share. This reduction followed the Corporation's declaration of a special dividend of $1.00 per Common Share paid on January 3, 2006 to shareholders of record on November 25, 2005. The reduction in the exercise price of all outstanding options was done in accordance with the provisions of the Corporation's Incentive Stock Option Plan. The reduction of $0.55 per Common Share was the difference between the closing price on the last trading day before the Common Shares began trading ex-dividend (being November 22, 2005) and the opening price on the first day that the Common Shares traded ex-dividend (being November 23, 2005).

         The following table sets forth information in respect of the adjustment in the exercise price of options held by the Named Executed Officers.

----------------------------------------------------------------------------------------------------------------
                                                    MARKET PRICE
                                                     OF COMMON                                      LENGTH OF
                                       SECURITIES   SHARES AT      EXERCISE PRICE         NEW        ORIGINAL
                                          UNDER       TIME OF         AT TIME OF       EXERCISE     OPTION TERM
                                         OPTIONS     REPRICING        REPRICING          PRICE      REMAINING AT
                          DATE OF     REPRICED(1)   ($/COMMON        ($/COMMON       ($/COMMON       DATE OF
     NAME                REPRICING     (#) SHARE)      SHARE)           SHARE)           SHARE)     REPRICING
----------------------------------------------------------------------------------------------------------------
John C.S. Lau            Nov. 23/05     420,000        59.85            24.38            23.83        3.7 years
President & Chief        Nov. 29/04     220,000        34.99            12.79            12.31        10 months
Executive Officer        Nov. 29/04     420,000        34.99            24.86            24.38        4.5 years
                         Sept. 3/03     420,000        19.75           13.61            12.79          2 years
----------------------------------------------------------------------------------------------------------------
Neil D. McGee            Nov. 23/05 (2)    -             -               -                -               -
Vice President &         Nov. 29/04     100,000        34.99            12.79            12.31        10 months
Chief Financial          Nov. 29/04     100,000        34.99            24.86            24.38        4.5 years
Officer                  Sept. 3/03     100,000        19.75           13.61            12.79          2 years
----------------------------------------------------------------------------------------------------------------
Donald R. Ingram         Nov. 23/05     100,000        59.85            24.38            23.83        3.7 years
Senior Vice              Nov. 29/04      20,000        34.99            12.79            12.31        10 months
President, Midstream     Nov. 29/04     100,000        34.99            24.86            24.38        4.5 years
& Refined Products       Sept. 3/03      50,000        19.75           13.61            12.79          2 years
----------------------------------------------------------------------------------------------------------------
Robert S. Coward         Nov. 23/05      57,500        59.85            24.38            23.83        3.7 years
Vice President,          Nov. 29/04      10,000        34.99            12.79            12.31        10 months
Western Canadian         Nov. 29/04      75,000        34.99            24.86            24.38        4.5 years
Conventional             Sept. 3/03      80,000        19.75           13.61            12.79          2 years
Production
----------------------------------------------------------------------------------------------------------------
David R. Taylor          Nov. 23/05      75,000        59.85            24.38            23.83        3.7 years
Vice President,          Nov. 29/04      75,000        34.99            24.86            24.38        4.5 years
Exploration              Sept. 3/03      60,000        19.75           13.61            12.79          2 years
----------------------------------------------------------------------------------------------------------------

NOTES:

(1) The figures in this column do not represent the aggregate number of options held by the Named Executive Officers but represent the number of options held at the timing of the repricing. See "Aggregated Option Exercises During the Most Recently Completed Financial Year End and Financial Year End Option Values" for disclosure of the number of options held by the Named Executive Officers as at December 31, 2005.

(2) As McGee resigned as Vice President & Chief Financial Officer effective October 31, 2005 he no longer held options eligible for repricing on November 23, 2005.

EMPLOYMENT AGREEMENTS

         Other than the Corporation's President & Chief Executive Officer, all of the named Executive Officers have Executive Employment Agreements with Husky Oil Operations Limited, the Corporation's principal operating subsidiary. The Corporation's President & Chief Executive Officer does not have an Executive Employment Agreement.

         The terms of the Executive Employment Agreements provide that in the event of the termination of the Named Executive Officer by the Corporation without just cause or by the Named Executive Officer following a change of control, the Named Executive Officer shall be entitled to receive a retiring allowance consisting of a lump sum cash amount equal to two times the Named Executive Officer's base annual salary plus the continuation of all group benefits for a period of 24 months following the termination of employment, or at the Corporation's option, in lieu of such continued coverage, an additional cash payment equal to 15% of two times the Named Executive Officer's base annual salary. In the event the Named Executive Officer terminates his Executive Employment Agreement upon a change of control, the Named Executive Officer has agreed, at the Corporation's option, to continue his employment for a period of up to six months following such termination at his existing compensation package, to assist the Corporation in an orderly transition of management. The Executive Employment Agreements also contain non-competition and standard confidentiality provisions. The Named Executive Officers have agreed that so long as they are employed by the Corporation, they are not to engage in any practice or business in competition with the business of the Corporation or any of its affiliates. Such restriction does not prevent the Named Executive Officer from resigning from the Corporation and seeking other employment.

COMPENSATION OF DIRECTORS

         Directors of the Corporation are paid an annual fee of $27,000. In addition, the directors are paid a fee of $1,200 per meeting of the Board or of a Committee of the Board attended. The directors of the Corporation are also entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board of Directors and any Committees of the Board of Directors. The Chairs of the Committees of the Board of Directors are to be paid an annual retainer of $5,500. During the financial year ended December 31, 2005, the directors of the Corporation were paid compensation in the aggregate amount of $506,800.

         Effective January 1, 2005 the Board of Directors approved the implementation of a Share Accumulation Plan for Directors whereby the directors can elect to have the fees payable to them in the form of deferred share units ("DSUs") or used to purchase Common Shares in the market. Directors are to elect annually whether they wish their directors' fees to be so used and can specify a portion of their directors' fees to be used for DSUs, the purchase of Common Shares and the remaining amount of fees to be paid in cash. Directors are expected to each acquire a minimum of 5,000 Common Shares over the ensuing five year period pursuant to the Share Purchase Plan for Directors.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

         The following table sets forth information as at December 31, 2005 with respect to the Corporation's compensation plans under which equity securities of the Corporation are authorized for issuance.

EQUITY COMPENSATION PLAN INFORMATION

---------------------------------------------------------------------------------------------------------------
                                                                                       NUMBER OF SECURITIES
                                                                                      REMAINING AVAILABLE FOR
                                   NUMBER OF SECURITIES TO      WEIGHTED-AVERAGE      FUTURE ISSUANCE UNDER
                                   BE ISSUED UPON EXERCISE     EXERCISE PRICE OF     EQUITY COMPENSATION PLANS
                                   OF OUTSTANDING OPTIONS,    OUTSTANDING OPTIONS,     (EXCLUDING SECURITIES
      PLAN CATEGORY                  WARRANTS AND RIGHTS      WARRANTS AND RIGHTS    REFLECTED IN FIRST COLUMN)
---------------------------------------------------------------------------------------------------------------
Equity compensation plans                 7,284,818                  25.81                  13,112,536
approved by securityholders
---------------------------------------------------------------------------------------------------------------
Equity compensation plans not                Nil                      N/A                       N/A
approved by securityholders
---------------------------------------------------------------------------------------------------------------
TOTAL                                     7,284,818                  25.81                  13,112,536
---------------------------------------------------------------------------------------------------------------

PERFORMANCE GRAPH

         The following performance graph compares the Corporation's cumulative total shareholder return on Common Shares over the period from August 28, 2000 (the first day of trading of the Corporation's Common Shares on the TSX following the completion of the Plan of Arrangement with Renaissance on August 25, 2000) to December 31, 2005, assuming a $100 initial investment and the reinvestment of all dividends, with the cumulative total shareholder return on the S&P/TSX Composite Index and the TSX Energy Index.

                    CUMULATIVE VALUE OF A $100 INVESTMENT

                        [GRAPHIC OMITTED - LINE CHART]

---------------------------------------------------------------------------------------------------------------
                        JAN. 1, 2001  DEC. 31, 2001  DEC. 31, 2002  DEC. 31, 2003  DEC. 31, 2004  DEC. 31, 2005
---------------------------------------------------------------------------------------------------------------
Husky                            100            110            110            156            228            393
---------------------------------------------------------------------------------------------------------------
S&P/TSX Composite Index          100             89             77             95            107            131
---------------------------------------------------------------------------------------------------------------
S&P/TSX Energy Index             100            108            120            149            191            306
---------------------------------------------------------------------------------------------------------------

NOTES:
(1)  Formerly the TSE 300 Index.

(2) The Corporation has previously provided a comparison to the TSX Integrated Oils Index. The calculation of the TSX Integrated Oils Index was discontinued by the TSX in May 2003 and then was calculated by Bloomberg as the TSX Integrated Oil Index. Bloomberg discontinued the calculation of this index in 2004. Hence the Corporation is providing a comparison to the S&P/TSX Energy Index from January 1, 2001.

                              ELECTION OF DIRECTORS

         At the Meeting, it is proposed that 14 directors be elected until the next annual meeting of shareholders or until their successors are elected or appointed. There are currently 14 directors of the Corporation. Pursuant to the BUSINESS CORPORATIONS ACT (Alberta), the current directors of the Corporation cease to hold office at the close of the Meeting.

         The following table sets forth, in respect of each nominee, all positions currently held with the Corporation, principal occupation, the approximate number of Common Shares of the Corporation beneficially owned, directly or indirectly, or over which voting control is exercised as of February 28, 2006 and the approximate number of Deferred Share Units held as of December 31, 2005. The information contained herein is based upon information furnished by the respective nominee.

                                                                                               NUMBER OF COMMON
                                                                                                  SHARES AND
                                                                                                DEFERRED SHARE
                               DATE SINCE                                                        UNITS OWNED OR
  NAME AND MUNICIPALITY OF     SERVED AS      OFFICE OR         PRINCIPAL OCCUPATION AND       SUBJECT TO CONTROL
         RESIDENCE             A DIRECTOR     POSITION               DIRECTORSHIPS                OR DIRECTION
----------------------------- ------------ -------------- ----------------------------------- --------------------
Li, Victor T. K.              August 25,   Co-Chair and   Managing Director and Deputy                 --
Hong Kong                     2000         Director       Chairman of Cheung Kong
                                                          (Holdings) Limited (a public
                                                          investment holding and project
                                                          management company). Mr. Li
                                                          holds the following positions
                                                          in public companies: Deputy
                                                          Chairman and Executive
                                                          Director of Hutchison Whampoa
                                                          Limited (an investment holding
                                                          company), Chairman and
                                                          director of Cheung Kong
                                                          Infrastructure Holdings
                                                          Limited (an infrastructure
                                                          development company), CK Life
                                                          Sciences Int'l., (Holdings)
                                                          Inc. (a biotechnology company)
                                                          and Executive Director of
                                                          Hongkong Electric Holdings
                                                          Limited (a holding company).
                                                          Mr. Li is also a director of
                                                          The Hongkong and Shanghai
                                                          Banking Corporation Limited.

                                                                                               NUMBER OF COMMON
                                                                                                  SHARES AND
                                                                                                DEFERRED SHARE
                               DATE SINCE                                                        UNITS OWNED OR
  NAME AND MUNICIPALITY OF     SERVED AS      OFFICE OR         PRINCIPAL OCCUPATION AND       SUBJECT TO CONTROL
         RESIDENCE             A DIRECTOR     POSITION               DIRECTORSHIPS                OR DIRECTION
----------------------------- ------------ -------------- ----------------------------------- --------------------
Fok, Canning K.N.             August 25,   Co-Chair and   Group Managing Director and           300,000 Common
Hong Kong                     2000         Director       Executive Director of Hutchison           Shares
                                                          Whampoa Limited. Mr. Fok holds
                                                          the following positions in public
                                                          companies:  Chairman and Director
                                                          of Hutchison Harbour Ring Limited
                                                          (an investment holding company),
                                                          Hutchison Telecommunications
                                                          (Australia) Limited (a
                                                          telecommunications company),
                                                          Partner
                                                          Communications Company Ltd. (a
                                                          telecommunications company), and
                                                          Hutchison Telecommunications
                                                          International Limited (an
                                                          investment holding company),
                                                          Deputy Chairman and director of
                                                          Cheung Kong Infrastructure
                                                          Holdings Limited and Hongkong
                                                          Electric Holdings Limited and a
                                                          director of Cheung Kong
                                                          (Holdings) Limited and Hutchison
                                                          Whampoa Finance (CI) Limited (a
                                                          finance company).  Mr. Fok is
                                                          also a Non-Executive Director of
                                                          Panvas Gas Holdings Limited.

Fullerton, R. Donald          May 1, 2003  Director       Corporate Director.  Mr.            5,000 Common Shares
Toronto, Ontario, Canada                                  Fullerton is a director of the
                                                          following public company: Asia
                                                          Satellite Telecommunications
                                                          Holdings Limited.

Glynn, Martin J.G.            August 25,   Director       President, Chief Executive                   --
New York, New York, U.S.A.    2000                        Officer and a director of HSBC
                                                          Bank USA N.A.  Mr. Glynn is also
                                                          Group General Manager of HSBC
                                                          Holdings plc, a public company.

Hui, Terence C.Y.             August 25,   Director       President & Chief Executive                  --
Vancouver, British            2000                        Officer, Concord Pacific Group
Columbia, Canada                                          Inc. (a real estate development
                                                          company), director and President
                                                          of Adex Securities Inc. (a
                                                          financial services company).  Mr.

                                                                                               NUMBER OF COMMON
                                                                                                  SHARES AND
                                                                                                DEFERRED SHARE
                               DATE SINCE                                                        UNITS OWNED OR
  NAME AND MUNICIPALITY OF     SERVED AS      OFFICE OR         PRINCIPAL OCCUPATION AND       SUBJECT TO CONTROL
         RESIDENCE             A DIRECTOR     POSITION               DIRECTORSHIPS                OR DIRECTION
----------------------------- ------------ -------------- ----------------------------------- --------------------
                                                          Hui holds the following positions
                                                          in public companies:  director
                                                          and Chairman of Maximizer
                                                          Software Inc. and Coopers Park
                                                          Real Estate Corporation, and a
                                                          director of abc Multiactive
                                                          Limited (computer software
                                                          companies).

Kinney, Brent D.              August 25,   Director       Mr. Kinney is Chief Executive          33,369 Common
Dubai, United Arab Emirates   2000                        Officer and a director of  Sky            Shares
                                                          Petroleum Inc. (a public
                                                          petroleum company).  He is also a
                                                          director of the following public
                                                          companies:  Dragon Oil plc,
                                                          Western Silver Corp. and
                                                          Benchmark Energy Ltd.

Kluge, Holger                 August 25,   Director       Corporate Director.  Mr. Kluge is      10,000 Common
Toronto, Ontario, Canada      2000                        a director of the following               Shares
                                                          public companies:  Hutchison        667 Deferred Share
                                                          Whampoa Limited, Hongkong                  Units
                                                          Electric Holdings Limited,  and
                                                          Shoppers Drug Mart  (retail drug
                                                          stores).

Koh, Poh Chan                 August 25,   Director       Finance Director, Harbour Plaza              --
Hong Kong                     2000                        Hotel Management (International)
                                                          Ltd.

Kwok, Eva L.                  August 25,   Director       Chairman, director and Chief        5,000 Common Shares
Vancouver, British            2000                        Executive Officer, Amara            449 Deferred Share
Columbia, Canada                                          International Investment Corp.             Units
                                                          (an investment holding company).
                                                          Mrs. Kwok is also a director of
                                                          the following public companies:
                                                          Bank of Montreal Group of
                                                          Companies, CK Life Sciences
                                                          Int'l., (Holdings) Inc., Cheung
                                                          Kong Infrastructure Holdings
                                                          Limited and Shoppers Drug Mart.
                                                          Mrs. Kwok is also a director of
                                                          the Li Ka Shing  (Canada)
                                                          Foundation.

                                                                                               NUMBER OF COMMON
                                                                                                  SHARES AND
                                                                                                DEFERRED SHARE
                               DATE SINCE                                                        UNITS OWNED OR
  NAME AND MUNICIPALITY OF     SERVED AS      OFFICE OR         PRINCIPAL OCCUPATION AND       SUBJECT TO CONTROL
         RESIDENCE             A DIRECTOR     POSITION               DIRECTORSHIPS                OR DIRECTION
----------------------------- ------------ -------------- ----------------------------------- --------------------
Kwok, Stanley T.L.            August 25,   Director       President, Stanley Kwok                10,000 Common
Vancouver, British            2000                        Consultants (an architecture,             Shares
Columbia, Canada                                          planning and development company)
                                                          and a director and President of
                                                          Amara International Investment
                                                          Corp.  Mr. Kwok is also a
                                                          director of Cheung Kong
                                                          (Holdings) Limited.

Lau, John C.S.                August 25,   President &    President & Chief Executive            21,356 Common
Calgary, Alberta, Canada      2000         Chief          Officer of Husky Energy Inc.              Shares
                                           Executive
                                           Officer and
                                           Director

Shaw, Wayne E.                August 25,   Director       Senior Partner, Stikeman Elliott    7,500 Common Shares
Toronto, Ontario, Canada      2000                        LLP, Barristers and Solicitors      484 Deferred Share
                                                                                                     Units

Shurniak, William             August 25,   Deputy Chair   Corporate Director. Mr. Shurniak    1,097 Common Shares
Limerick, Saskatchewan,       2000         and Director   is a director and chairman of
Canada                                                    Northern Gas Networks Limited (a
                                                          distributor of natural gas in
                                                          Northern England) and a director
                                                          of Hutchison Whampoa Limited.

Sixt, Frank J.                August 25,   Director       Group Finance Director and                   --
Hong Kong                     2000                        Executive Director of Hutchison
                                                          Whampoa Limited.  Mr. Sixt also
                                                          holds the following positions in
                                                          public companies:  Chairman and
                                                          Director of TOM Group Limited and
                                                          TOM Online Inc. (an investment
                                                          holding company), an Executive
                                                          Director of Cheung Kong
                                                          Infrastructure Holdings Limited
                                                          and Hongkong Electric Holdings
                                                          Limited and a director of Cheung
                                                          Kong (Holdings) Limited,
                                                          Hutchison Whampoa Finance (CI)
                                                          Limited, Hutchison
                                                          Telecommunications (Australia)
                                                          Limited, Hutchison
                                                          Telecommunications International
                                                          Limited and Partner
                                                          Communications Company Ltd.

         The Board of Directors has an Audit Committee (as required by the BUSINESS CORPORATIONS ACT (Alberta)) consisting of R. D. Fullerton (Chair), M.J.G. Glynn, T.C.Y. Hui and W.E. Shaw, a Compensation Committee consisting of C.K.N. Fok (Chair), H. Kluge, E.L. Kwok and F.J. Sixt, a Health, Safety and Environment Committee consisting of H. Kluge (Chair), B.D. Kinney, and S.T.L. Kwok, and a Corporate Governance Committee consisting of H. Kluge (Chair), E.L. Kwok and W.E. Shaw.

AUDIT COMMITTEE

         Information in respect of the composition of the Corporation's Audit Committee, the education and experience of each of the members of the Audit Committee, the Audit Committee's Charter, the Audit Committee's policies and procedures for the engagement of non-audit services and the fees paid by the Corporation for external auditor services in 2005 is set out under the heading "Audit Committee" in the Corporation's Annual Information Form dated March 14, 2006.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

         None of those persons who are proposed directors of the Corporation is, or has been within the past ten years, a director or officer of any company, including the Corporation, that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manger or trustee appointed to hold its assets, other than Eva Kwok who was a director of Air Canada in 2003 at the time it became subject to creditor protection under the COMPANIES CREDITORS ARRANGEMENT ACT (Canada). In addition, Holger Kluge and Frank Sixt were directors of vLinx Inc., a private Canadian company until April 12, 2002, which was petitioned into bankruptcy on April 15, 2002. vLinx Inc. developed technology and software to facilitate international trade. Canning Fok acted as a non-executive director of Peregrine Investments Holdings Limited (an investment bank) which was put into compulsory liquidation on March 18, 1998.

INDIVIDUAL BANKRUPTCIES

         None of the persons who are proposed directors of the Corporation have, within the past ten years made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

                             APPOINTMENT OF AUDITORS

         The persons named in the enclosed form of proxy intend to have nominated and to vote for the appointment of KPMG LLP, Chartered Accountants, of Calgary, Alberta, as auditors of the Corporation, to hold such office until the next annual meeting of the Corporation.

                           AMENDMENTS TO BY-LAW NO. 1

         At the Meeting, shareholders will be asked to consider and, if thought fit, pass, with or without amendment, an ordinary resolution confirming two amendments to By-law No. 1 (the "By-law").

         The BUSINESS CORPORATIONS ACT (Alberta), the Corporation's governing statute was amended on May 17, 2005 (the "ABCA Amendments"). The ABCA Amendments are extensive and comprehensive, and include, among other things, reducing the minimum number of resident Canadian directors that a company must have from 50% to 25% of the total number of directors.

         The Board of Directors reviewed the By-law in light of the ABCA Amendments and determined that amendments to the By-law were in order to provide a greater range of qualified persons to serve on the Board of Directors. The directors therefore approved on February 16, 2006 an amendment to section 4.02 of the By-law to provide that business may be transacted at a meeting of the directors if at least one quarter of the directors present are resident Canadian. In addition, the directors approved an amendment to section
4.07 of the By-law to provide that business may be conducted at a Committee of the directors if at least one quarter of those directors in attendance are resident Canadian.

         In order to be effective the amendments to the By-law must be confirmed at the Meeting by a majority of the votes cast by shareholders voting in respect of the resolution. THE BOARD OF DIRECTORS RECOMMEND THAT SHAREHOLDERS VOTE FOR THE AMENDMENTS TO THE BY-LAW.

         The text of the resolution to confirm the amendments to the By-law is as follows:

         "BE IT RESOLVED as an ordinary resolution of the shareholders of the Corporation that sections 4.02 and 4.07 of By-law No. 1 of the Corporation be amended, as approved by the Board of Directors of the Corporation on February 16, 2006 so as to read as follows.

                  "4.02 CANADIAN RESIDENTS - Subject to the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least one-quarter of the directors present are resident Canadian."

                  "4.07 COMMITTEES - Subject to the Act, the board may appoint a committee of directors (at least one-quarter of whom must be resident Canadians) and delegate to such committee any of the powers of the directors except no committee of directors has authority to: (a) submit to the shareholders any question or matter requiring approval of the shareholders;
                  (b) fill a vacancy among the directors or in the office of auditor; (c) issue securities except in the manner and on the terms authorized by the directors; (d) declare dividends; (e) purchase, redeem or otherwise acquire shares issued by the Corporation, except in the manner and on the terms authorized by the directors; (f) pay a commission for the sale of shares; (g) approve a management proxy circular;
                  (h) approve a take-over bid circular or directors' circular;
                  (i) approve any annual financial statements; or (j) adopt, amend or repeal by-laws."

                         OTHER MATTERS TO BE ACTED UPON

         Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters properly come before the Meeting, the accompanying proxy will be voted on such matters in the best judgment of the person or persons voting the proxy.

                 INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

         None of the Corporation's directors, executive officers or companies that beneficially own directly or indirectly or exercise control or direction over, more than 10 percent of the Corporation's Common Shares, proposed nominees for election as directors of the Corporation or any of their respective associates or affiliates, has any material interest in any transaction with the Corporation since the commencement of the Corporation's last financial year or in any proposed transaction which has materially affected or would materially affect the Corporation which has not been previously disclosed, except as follows.

         Up to and effective July 13, 2004, the Corporation leased its head office space located in Western Canadian Place in Calgary, Alberta from Western Canadian Place Ltd., which is indirectly controlled by the Corporation's principal shareholders. The Corporation's President & Chief Executive Officer is also a director and officer of Western Canadian Place Ltd. The Vice President, Corporate Administration of the Corporation's subsidiary, Husky Oil Operations Limited, is also a director and officer of Western Canadian Place Ltd. The Corporation entered into an amended and restated lease for a term ending August 31, 2013 with Western Canadian Place Ltd. on commercial terms consistent with those for leases of comparable space in Class A office buildings in Calgary. Effective July 13, 2004, Western Canadian Place Ltd. sold Western Canadian Place to an unrelated party.

         The Corporation has entered into a management agreement effective July 15, 2004 with Western Canadian Place Ltd. for general management of Western Canadian Place Ltd.'s leasehold interest in office space at 635 - 8th Avenue S.W., Calgary, Alberta. The Corporation was paid fees of $129,547.03 in 2005 for providing such management services.

         INTEREST OF DIRECTORS AND OFFICERS IN MATTERS TO BE ACTED UPON

         No director or officer of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any one of them, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

                             ADDITIONAL INFORMATION

         Additional financial information is provided in the Corporation's comparative consolidated financial statements and management's discussion and analysis for the most recently completed fiscal year ended December 31, 2005, contained in the Corporation's Annual Report for the year ended December 31, 2005. Any request for any of these documents should be made to the Corporate Secretary, Husky Energy Inc., 707 - 8th Avenue S.W., Calgary, Alberta, T2P 1H5 and/or fax (403) 298-7323. Information can also be obtained through the Corporation's website at www.huskyenergy.ca and on SEDAR at www.sedar.com.

                                   SCHEDULE A


                   STATEMENT OF CORPORATE GOVERNANCE PRACTICES

GENERAL

         The Board of Directors of the Corporation recognizes that good corporate governance is of fundamental importance to the success of the Corporation. The Corporation's governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Corporation's governance practices to the Corporate Governance Committee.

         On June 30, 2005, the Canadian Securities Administrators ("CSA") adopted rules regarding corporate governance best practices and amendments to the rules relating to audit committees, through the implementation of National Instrument 58-101 - DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES ("NI
58-101"), National Policy 58-201 - CORPORATE GOVERNANCE GUIDELINES ("NP 58-201") and amendments to Multilateral Instrument 52-110 - AUDIT COMMITTEES ("MI 52-110"). NI 58-101 and NP 58-201 replaced the Toronto Stock Exchange's disclosure requirement and guidelines. The CSA also noted that concerns had been raised by commentators on how NI 58-101 and NP 58-201 affect controlled companies. The CSA advised that it intended to study these concerns and consider whether as a consequence to propose changes to NI 58-101 and NP 58-201.

         With the encouragement of the Board, the Corporation continues to review and update its governance practices. The Corporate Governance Committee has made recommendations which have been adopted by the Board concerning changes in the specific duties and responsibilities of the Board and its Corporate Governance Committee to reflect the Corporation's response to the CSA's best practices guidelines.

         This Statement of Corporate Governance Practices sets out the Board's assessment of the Corporation's governance practices in accordance with NI 58-101 and NP 58-201. The Corporation's governance practices are generally consistent with the practices and guidelines set out in NI 58-101 and NP 58-201.

BOARD OF DIRECTORS

         An "independent director" generally is one who has no direct or indirect material relationship with the Corporation. A "material relationship" is a relationship which could, in the view of the Board, be reasonably expected to interfere with the exercise of a director's independent judgement. The definition of independence in NI 58-101 is the same as the definition set out in MI 52-110.

         The Board, with the assistance of the Corporate Governance Committee and counsel to the Corporation, is responsible for determining whether or not each director is "independent" or "not independent" . To carry out this determination, all relationships with the Corporation, its subsidiaries and affiliates are reviewed. To assist the Board in its determination, all directors complete a detailed questionnaire which includes disclosure of any material interest and business relationships with the Corporation, its subsidiaries and affiliates, and his or her shareholdings in the Corporation.

         The Board is comprised of fourteen (14) directors, the majority (8) of which are "independent" under NI 58-101: R. Donald Fullerton, Martin J.G. Glynn, Terence C.Y. Hui, Brent D. Kinney, Holger Kluge, Eva L. Kwok, Stanley T.L. Kwok and Wayne E. Shaw. Victor T.K. Li, Canning K.N. Fok, Poh

Chan Koh, William Shurniak and Frank J. Sixt are "not independent" within the meaning of NI 58-101 because of they are executive officers, or within the last three years they have been executive officers, with affiliates of the Corporation's principal shareholders. John C.S. Lau is "not independent" within the meaning of NI 58-101 as he is President & Chief Executive Officer of the Corporation.

         Additional information regarding the directors is set out at pages 14 through 17 of this Management Information Circular

         OTHER DIRECTORSHIPS

         The other directorships which the Corporation's directors hold in other reporting issuers, or the equivalent in foreign jurisdictions, is set out at pages 14 through 17 of this Management Information Circular.

         BOARD CO-CHAIRS

         The Board has appointed Co-Chairs of the Board, each of whom is "not independent" under NI 58 -101. Both of the Co-Chairs are non-management directors. In addition, each of the Co-Chairs is an executive officer of affiliates of the Corporation's principal shareholders.

         The principal responsibilities of the Co-Chairs include the enhancement of the Board's effectiveness and efficiency, the general management of the Board and its processes, the maintenance of the Board's independence from management, and the general administration of the Board's relationship with the President & Chief Executive Officer and the other senior officers of the Corporation.

         The Co-Chairs communicate regularly with Board members and provide feedback to the President & Chief Executive Officer on behalf of the Board and/or individual directors. In addition, the Co-Chairs work with the President & Chief Executive Officer and the Corporate Secretary in setting Board meeting schedules and agendas. The Co-Chairs oversee the process whereby the Board receives full, timely and relevant information to support the Board's decision-making obligations.

         BOARD AND COMMITTEE MEETINGS

         The following table summarizes the meetings of the Board and its Committees held during 2005 and the attendance of the individual directors of the Corporation at such meetings.

------------------------------------------------------------------------------------------

      DIRECTOR                           MEETINGS OF THE BOARD AND COMMITTEES
------------------------------------------------------------------------------------------
                                                              HEALTH, SAFETY
                                                                    AND        CORPORATE
                            BOARD      AUDIT    COMPENSATION    ENVIRONMENT   GOVERNANCE
------------------------------------------------------------------------------------------
Victor T.K. Li             3 of 4       --           --              --             --
------------------------------------------------------------------------------------------
Canning K.N. Fok           4 of 4       --         1 of 1            --             --
------------------------------------------------------------------------------------------
R. Donald Fullerton        3 of 4     5 of 5         --              --             --
------------------------------------------------------------------------------------------
Martin J.G. Glynn          4 of 4     5 of 5         --              --             --
------------------------------------------------------------------------------------------
Terence C.Y. Hui           4 of 4     5 of 5         --              --             --
------------------------------------------------------------------------------------------
Brent D. Kinney            4 of 4       --           --            1 of 2           --
------------------------------------------------------------------------------------------
Holger Kluge               4 of 4       --         1 of 1          2 of 2         6 of 6
------------------------------------------------------------------------------------------
Poh Chan Koh               4 of 4       --           --              --             --
------------------------------------------------------------------------------------------
Eva L. Kwok                4 of 4       --         1 of 1            --           6 of 6
------------------------------------------------------------------------------------------
Stanley T.L. Kwok          4 of 4       --           --            2 of 2           --
------------------------------------------------------------------------------------------
John C.S. Lau              4 of 4       --           --              --             --
------------------------------------------------------------------------------------------
Wayne E. Shaw              4 of 4     5 of 5         --              --           6 of 6
------------------------------------------------------------------------------------------
William Shurniak           3 of 4       --           --              --             --
------------------------------------------------------------------------------------------
Frank J. Sixt              4 of 4       --         1 of 1            --             --
------------------------------------------------------------------------------------------

         During 3 of the 4 Board meetings held during 2005 a portion of each such meeting was held without management present. Although five of the six non-independent directors are technically not independent because, as described above, they are or were executive officers of affiliates of the Corporation's principal shareholders, the Board is of the view that those directors exercise independent judgment in the Corporation's best interests in the same way as the independent directors do. Accordingly, the in camera sessions of the non-management directors is a forum for open and candid discussions. In addition, the independent directors intend to hold semi-annual meetings without management and the non-independent directors being present.

BOARD MANDATE

         The Board's Mandate, setting out its duties and responsibilities, is attached to this Management Information Circular as Appendix "1".

POSITION DESCRIPTIONS

         The Board has adopted written Terms of Reference for the Co-Chairs and the Chair of each Board Committee. The Terms of Reference provide that the Co-Chairs act as chief administrative officers of the Board and, among other things, as noted above, to set the agenda for Board meetings and assist the Board in the discharge of its mandate and responsibilities.

         The Terms of Reference of the Chair of each Board Committee provide that the Chair is responsible for ensuring that the written mandate of the Committee for which he or she serves as Chair is adhered to and that the objectives of each Committee are accomplished.

         The Board appoints the President & Chief Executive Officer of the Corporation, who is a member of the Board. In respect of the President & Chief Executive Officer, the Board has adopted Terms of Reference, under which the Board has delegated to the President & Chief Executive Officer the authority to manage and supervise the business of the Corporation, including the making of all decisions regarding the Corporation's operations that are not specifically reserved to the Board under the Board's Mandate. The Board has also approved the President & Chief Executive Officer's accountabilities and responsibilities, which include specific discretionary authority.

         The President & Chief Executive Officer is responsible for meeting the annual corporate objectives of the Corporation which are consistent with the Corporation's overall strategic plan and budgets. A strategic plan and budgets are prepared by management on at least an annual basis and are submitted to the Board for approval. The Board, through the Compensation Committee, measures the performance of the President & Chief Executive Officer and the officers, in part, by the degree to which they are successful in achieving the objectives set out in the strategic plan and budgets.

ORIENTATION AND CONTINUING EDUCATION

         All directors receive a Board Handbook containing, among other things, the Board's Mandate, the articles and by-laws of the Corporation, an organization chart of the Corporation and its subsidiaries, corporate fact sheets, strategic plan, list of Committees and Committee Charters and various corporate policies.

         Any new directors will be provided with substantial reference material pertaining to the Corporation, its strategic focus, financial and operating history, corporate governance practices and corporate vision, the role, duties and responsibilities of the Board, its Committees and the directors and other background information.

         Information sessions for all directors are held from time to time on topics relating to significant aspects of the Corporation's business and operations, including the legal, regulatory and industry requirements and environment in which the Corporation operates. In addition, to foster the Board's continuing familiarity with Corporate matters on an ongoing basis, senior officers of the Corporation attend portions of Board meetings from time to time to report on their respective business activities.

ETHICAL BUSINESS CONDUCT

         The Board's responsibilities are governed by the BUSINESS CORPORATIONS ACT (Alberta), the Corporation's articles and by-laws, the Board Mandate, the Corporation's Code of Business Conduct, the Charter of each of the Board Committees, and other Corporate policies and applicable laws. Copies of the Board Mandate and the Code of Business Conduct can be found on the Corporation's website (www.huskyenergy.ca).

         The Corporation's Code of Business Conduct is applicable to all directors, officers and employees of the Corporation. Pursuant to this Code, among other things, management is expected to manage the Corporation (and the Board is expected to oversee management) in a manner that enhances shareholder value, consistent with the highest level of integrity and with the law. The Board, through the Audit Committee, monitors its compliance with the Code, and is responsible for granting compliance waivers to directors and officers. No such waivers were requested by or granted to any directors or officers in 2005.

         Any transactions or agreements in respect of which a director or an officer has a material interest are specifically mandated to be dealt with by the Corporation's Corporate Governance Committee. The Corporate Governance Committee reviews such transactions or agreements to ensure they reflect market practice and are in the best interests of the Corporation. Any recommendations or advice pertaining to a specific matter is then communicated to the Co-Chairs and the Board.

NOMINATION OF DIRECTORS

         The Board has constituted a Corporate Governance Committee which is responsible for periodically reviewing the composition and the criteria regarding the composition of the Board and its Committees. All of the members of the Corporate Governance Committee are independent directors. New nominees to the Board are proposed by the Corporate Governance Committee to the Co-Chairs and, thereafter, for presentation to the full Board for approval. As part of this process the Corporate Governance Committee consults with the Co-Chairs on criteria regarding personal qualifications of candidates for Board membership, such as background, experience, technical skills, affiliations and personal characteristics.

COMPENSATION

         The Corporate Governance Committee reviews annually the compensation paid to directors. In assessing compensation the Corporate Governance Committee reviews external surveys and other third party information pertaining to compensation paid by the Corporation's industry peers to their directors. The Corporate Governance Committee strives to set the cash compensation paid to the Corporation's directors at the median of that paid by other senior integrated oil and gas companies. See "Executive Compensation - Compensation of Directors" at page 11 of this Management Information Circular for information on the cash compensation received by the directors in 2005.

         The directors receive an annual retainer and attendance fees as compensation for their activities as directors of the Corporation and are entitled to reimbursement for out-of-pocket expenses for attendance at meetings of the Board and any Committees of the Board. The Chairs of each Committee also receive an additional annual retainer. The directors, other than the President & Chief Executive Officer of the Corporation, are not eligible to participate in the Corporation's Stock Option Plan.

         The Board's Compensation Committee is comprised of two independent directors and two non-independent directors. The two non-independent directors are not part of management but rather are non-independent because they are executive officers of affiliates of significant shareholders. The Board does not feel that the two non-independent directors in any way compromise the objective process for determining the compensation of the President & Chief Executive Officer, the senior executive officers or the general compensation programs for the Corporation.

         The base salary of the President & Chief Executive Officer, and of each of the other executive officers, is determined by the Compensation Committee based on the level of responsibility and the experience of the individual, the relative importance of the position to the Corporation and the performance of the individual over time. The Compensation Committee considers that a competitive base salary for all employees of the Corporation is a key factor in achieving and maintaining the Corporation's desired competitive positioning in the oil and gas industry. The Corporation uses a variety of salary surveys to establish a guideline for its salary ranges for employees at large. In addition, surveys provided by Towers Perrin and Hall Hamilton Soles / Ray & Berndtson are used to provide specific recommendation's on executive comparisons to ensure the competitiveness of the Corporation's compensation practices. The Compensation Committee reviewed these recommendations in making its decisions on base salary for executives.

BOARD COMMITTEES

         The Board  has  delegated  certain  of its  responsibilities  to four
Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety and Environment Committee.

         AUDIT COMMITTEE

         The Audit Committee's responsibilities include the review and approval of the quarterly financial statements, the quarterly management's discussion and analysis, press releases containing financial disclosure and the Corporation's oil and gas reserves reporting. The Audit Committee also recommends to the Board the appointment and remuneration of the Corporation's external auditors. The external auditors report directly to the Audit Committee.

         COMPENSATION COMMITTEE

         The responsibilities of the Compensation Committee are described above at pages A-5 and A-6.

         CORPORATE GOVERNANCE COMMITTEE

         The Corporate Governance Committee is responsible for reviewing the effectiveness of the corporate governance practices of the Corporation, periodically reviewing the composition of the Board and its Committees and their respective terms of reference. In conjunction with the Co-Chairs, the Corporate Governance Committee develops the annual performance objectives for the President & Chief Executive Officer. The Corporate Governance Committee is also responsible for ensuring appropriate procedures are in place so that the Board can function independently of management. The Corporate Governance Committee also has the review of non-arm's length transaction responsibility outlined at page A-5, the director nomination responsibilities outlined above at page A-5 and the assessment responsibilities outlined at page A-7.

         HEALTH, SAFETY AND ENVIRONMENT COMMITTEE

         The Health, Safety and Environment Committee is responsible or reviewing and recommending for approval by the Board updates to the health, safety and environmental policy, the development with management and achievement of specific environment objectives and targets, and for monitoring compliance with the Corporation's environmental policy and achievement of environmental objectives and targets.

ASSESSMENTS

         The process of assessing Board effectiveness is carried on through an informal process of engagement and dialogue between the Co-Chairs and the individual Directors and by a formal process involving the completion of annual surveys by all of the Directors. The responses to the annual assessment surveys are reviewed by the Co-Chairs, discussed with the Directors, as required and lodged for the record with the Corporate Secretary.

         An informal process of assessing the performance of Board Committees and individual Directors is conducted by way of engagement and dialogue between the Co-Chairs, the Board Committee Chairs and individual Directors.

                                   APPENDIX 1

             MANDATE AND RESPONSIBILITIES OF THE BOARD OF DIRECTORS



STEWARDSHIP RESPONSIBILITY

A. Subject to the Articles and By-laws of Husky Energy Inc. (the "Corporation") and applicable law, the Board of Directors of the Corporation has a stewardship responsibility to:

         1. supervise the management of and to oversee the conduct of the business of the Corporation;

         2. provide leadership and direction to the Chief Executive Officer and management;

         3.       assess the Chief Executive Officer's performance;

         4.       set   policies   appropriate   for  the   business   of  the
                  Corporation;

         5.       approve corporate strategies and goals; and

         6.       be  accountable  to  the   Corporation's   shareholders   to
                  establish procedures for good governance and the enhancement of shareholder value.

B. The day to day management of the business and affairs of the Corporation is delegated by the Board of Directors to the Chief Executive Officer. The Board will give direction and guidance through the Chief Executive Officer to management, assign responsibility to management for achievement of the corporate direction and goals, define limitations of executive authority, and monitor performance against those objectives and executive limitations. The Chief Executive Officer will keep management informed of the Board's evaluation of the senior officers in achieving and complying with goals and policies that can be established.

COMPOSITION OF BOARD OF DIRECTORS


A.       The Board of Directors shall:

         1. before each annual general meeting, recommend nominees to the shareholders for election as directors for the ensuing year;

         2.       immediately following each annual general meeting:

                  (a) appoint an audit committee, a compensation committee, a corporate governance committee and a health, safety and environment committee and appoint the chair, as well as membership, of each committee; and

                  (b) elect Co-Chairs of the Board and establish their duties and responsibilities;

                  (c) approve the mandate, duties and responsibilities of each committee of the Board of Directors from time to time;

                  (d) appoint the Chief Executive Officer of the Corporation, who shall be a member of the Board of Directors, and establish the duties and responsibilities of the Chief Executive Officer; and

                   (e) on the recommendation of the Chief Executive Officer, appoint the senior officers of the Corporation and approve the senior management structure of the Corporation.

B. A principal responsibility of the Co-Chairs of the Board of Directors will be to manage, and act as the chief administrative officers of, the Board of Directors with such duties and responsibilities as the Board may establish from time to time. The Co-Chairs of the Board will be independent of management.

C. The Board of Directors will meet not less than four times during each year and will endeavor to hold one meeting in each quarter. The Board will also meet at any other time at the call of the Co-Chairs of the Board or, subject to the Bylaws of the Corporation, the Chief Executive Officer or any director.

SPECIFIC RESPONSIBILITIES


         The Board of Directors has the following specific duties and responsibilities:

         1. Approve, monitor and provide guidance on the strategic planning process. The Chief Executive Officer and the senior management team will have direct responsibility for the ongoing strategic planning process and the establishment of long term goals for the Corporation, which are to be reviewed and approved not less than annually by the Board of Directors. The Board will provide guidance to the Chief Executive Officer and senior management team on the Corporation's ongoing strategic plan. The Board will establish annual performance objectives against which to measure corporate and executive performance. Based on the reports from the Chief Executive Officer, the Board will monitor the success of management in implementing the approved strategies and goals;

         2. Identify the principal risks of the Corporation's business and use reasonable steps to ensure the implementation of appropriate systems to manage these risks, and attempting to achieve a proper balance between the risks incurred and the potential return to shareholders;

         3. Delegate to the Chief Executive Officer the authority to manage and supervise the business of the Corporation, including making of all decisions regarding the Corporation's operations that are not specifically reserved to the Board of Directors under the terms of that delegation of authority. Determine what, if any, executive limitations may be required in the exercise of the authority delegated to management, and in this regard approve operational policies within which management will operate;

         4. Take reasonable steps to ensure the Corporation has management of the highest caliber. The Board of Directors will satisfy itself that executive compensation is linked appropriately to corporate performance. This responsibility is carried out primarily through the appointment of the Chief Executive Officer as the Corporation's business leader. The Board will assess, on an ongoing basis, the Chief Executive Officer's performance against criteria and objectives established by the Board from time to time. The Board will also use reasonable steps to ensure that the Chief Executive Officer has in place adequate programs to recruit, retain, develop and assess the performance of senior management;

         5. Keep in place adequate and effective succession plans for the Chief Executive Officer and senior management and review these plans on an annual basis;

         6.       Approve the Corporation's annual financial plans;

         7. Oversee the integrity of the Corporation's internal control and management information systems;

         8. Ensure that the Chief Executive Officer and the senior officers maintain and monitor compliance with the Corporation's Code of Business Conduct by all employees of the Corporation;

         9. Approve the Corporation's communications policy. The Board of Directors will monitor the policies and procedures that are in place to provide for effective and timely communication by the Corporation with its shareholders, the Board and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board will also monitor the policies and procedures that are in place to maintain a strong, cohesive and positive image of the Corporation with shareholders, the oil and gas industry, governments and the public generally. The Board will put in place the appropriate measures for the receipt of shareholder feedback;

         10. Require that the Board be kept informed of the Corporation's activities and performance and take appropriate action to correct inadequate performance;

         11. Provide for the independent functioning of the Board of Directors. The Board will put in place appropriate procedures to enable the Board to function independently of management at such times as is desirable or necessary through:

                  (a) the establishment of regular "in camera sessions" without the Chief Executive Officer and management being present;

                  (b) the engagement of outside advisers by directors at the Corporation's expense subject to the approval of the Co-Chairs; and

         12. Require the individual directors to be prepared for each Board of Directors and Committee meeting by having read the reports and background materials provided for the meeting and to maintain an excellent Board of Directors and Committee meeting attendance record (the target is 100%).

[GRAPHIC OMITTED]                                             [GRAPHIC OMITTED]
[LOGO - HUSKY ENERGY]                                      [LOGO-COMPUTERSHARE]

                                              9th Floor, 100 University Avenue
                                              Toronto, Ontario M5J 2Y1
                                              www.computershare.com
                                              ---------------------


                                        SECURITY CLASS

                                        HOLDER ACCOUNT NUMBER



==============================================================================
FORM OF PROXY - ANNUAL AND SPECIAL MEETING TO BE HELD ON APRIL 19, 2006
==============================================================================

THIS FORM OF PROXY IS SOLICITED BY AND ON BEHALF OF MANAGEMENT.

NOTES TO PROXY
1. EVERY HOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY OF THEIR CHOICE, WHO NEED NOT BE A HOLDER, TO ATTEND AND ACT ON THEIR BEHALF AT THE MEETING. IF YOU WISH TO APPOINT A PERSON OR COMPANY OTHER THAN THE PERSONS WHOSE NAMES ARE PRINTED HEREIN, PLEASE INSERT THE NAME OF YOUR CHOSEN PROXY HOLDER IN THE SPACE PROVIDED (SEE REVERSE).

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered  should  sign  this  proxy.  If you are  voting  on  behalf of a
   corporation   or  another   individual  you  may  be  required  to  provide
   documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. THE SECURITIES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED BY THE HOLDER, HOWEVER, IF SUCH A DIRECTION IS NOT MADE IN RESPECT OF ANY MATTER, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This  proxy   should  be  read  in   conjunction   with  the   accompanying
   documentation provided by Management.


        PROXIES SUBMITTED MUST BE RECEIVED BY 10:30 AM, MOUNTAIN TIME,
                              ON APRIL 17, 2006.

APPOINTMENT OF PROXYHOLDER

THE UNDERSIGNED, BEING THE HOLDER
OF COMMON SHARES OF HUSKY ENERGY
INC. (THE "CORPORATION") HEREBY              ENTER THE NAME OF THE PERSON YOU
NOMINATES, CONSTITUTES AND APPOINTS     OR   ARE APPOINTING IF THIS PERSON IS
CANNING K.N. FOK OF HONG KONG, A             SOMEONE OTHER THAN THE FOREGOING.
CO-CHAIRMAN AND A DIRECTOR OF THE
CORPORATION, OR FAILING HIM, JOHN            [_______________________________]
C.S. LAU OF CALGARY, ALBERTA,
PRESIDENT & CHIEF EXECUTIVE OFFICER
AND A  DIRECTOR OF THE CORPORATION

as the lawful attorney and proxy of the undersigned, with full power of substitution, to attend and vote on behalf of the undersigned at the Annual and Special Meeting of the shareholders of the Corporation to be held at 10:30 AM (Calgary time) on the 19th day of April, 2006 and at any adjournment(s) thereof, and without limiting the generality of the foregoing to vote, by ballot or otherwise, the shares represented by this form of proxy.


VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.  ELECTION OF DIRECTORS

01 - Victor T.K. Li       For  Withhold    08 - Poh Chan Koh       For  Withhold
                          [_]  [_]                                 [_]  [_]
02 - Canning K.N. Fok     For  Withhold    09 - Eva L. Kwok        For  Withhold
                          [_]  [_]                                 [_]  [_]
03 - R. Donald Fullerton  For  Withhold    10 - Stanley T.L. Kwok  For  Withhold
                          [_]  [_]                                 [_]  [_]
04 - Martin J.G. Glynn    For  Withhold    11 - John C.S. Lau      For  Withhold
                          [_]  [_]                                 [_]  [_]
05 - Terence C.Y. Hui     For  Withhold    12 - Wayne E. Shaw      For  Withhold
                          [_]  [_]                                 [_]  [_]
06 - Brent D. Kinney      For  Withhold    13 - William Shurniak   For  Withhold
                          [_]  [_]                                 [_]  [_]
07 - Holger Kluge         For  Withhold    14 - Frank J. Sixt      For  Withhold
                          [_]  [_]                                 [_]  [_]

------------------------------------------------------------------------------
2. APPOINTMENT OF AUDITORS

The appointment of KPMG LLP as auditors of the Corporation;     For  Withhold
                                                                [_]  [_]
------------------------------------------------------------------------------

------------------------------------------------------------------------------
3. RESOLUTION

The approval of amendments to the Corporation's By-Law No. 1    For  Withhold
as set forth in the Management Information Circular dated       [_]  [_]
March 14, 2006 accompanying this form of proxy.

------------------------------------------------------------------------------
Upon any other business which may properly come before the meeting or any adjournment(s) thereof, in such manner as the said proxy holder sees fit.
------------------------------------------------------------------------------

AUTHORIZED SIGNATURES - SIGN HERE - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. IF NO VOTING INSTRUCTIONS ARE INDICATED ABOVE, THIS PROXY WILL BE VOTED AS RECOMMENDED BY MANAGEMENT.

SIGNATURE 1-PLEASE KEEP SIGNATURE WITHIN THE BOX  SIGNATURE 2-PLEASE KEEP SIGNATURE WITHIN THE BOX  DATE (MM/DD/YYYY)


------------------------------------------------  ------------------------------------------------- ----------------

--------------------------------------------------------------------------------------------------------------------
INTERIM FINANCIAL STATEMENTS                            INTERIM FINANCIAL STATEMENTS
Mark this box if you would like to receive              Mark this box if you would NOT like to receive
interim financial statements and accompanying    [_]    the Annual Report and accompanying Management's  [_]
Management's Discussion and Analysis by mail            Discussion and Analysis by mail.


If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.
                                     ---------------------------------